United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 000-27902

                     ICON CASH FLOW PARTNERS, L.P. SERIES D
             (Exact name of registrant as specified in its charter)

                                100 FIFTH AVENUE
                                    4TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 418-4707
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Units of Limited Partnership Interests
            (Title of each class of securities covered by this Form)

                                      NONE

     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)     [ ]     Rule 12h-3(b)(1)(ii)       [ ]
              Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)        [ ]
              Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(ii)       [ ]
              Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6                 [ ]
              Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the
certification or notice date:    0
                              --------

     Pursuant to the requirements of the Securities Exchange Act of 1934, ICON Cash Flow Partners, L.P. Series D has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 29, 2005
                                ICON CASH FLOW PARTNERS, L.P., SERIES D
                                By: ICON CAPITAL CORP., its General Partner

                                   By: /s/ Thomas W. Martin
                                       --------------------------------
                                          Thomas W. Martin
                                          Executive Vice-President